UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) <u>April 14, 2016</u>

INDEPENDENCE HOLDING COMPANY
(Exact name of registrant as specified in its charter)

<u>Delaware</u>	<u>001-32244</u>	<u>58-1407235</u>
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

<u>96 Cummings Point Road, Stamford, Connecticut</u>	<u>06902</u>
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 358-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240a-12)

☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 7.01.   **Regulation FD Disclosure.**

On April 14, 2016, Independence Holding Company (NYSE:IHC) issued a news release announcing that The IHC Group's carriers received an "A- (Excellent)" group rating from A.M. Best Company and that it was expanding its specialty health business, a copy of which is attached hereto as Exhibit 99.1.

Item 9.01.   **Financial Statements and Exhibits.**

    99.1   Press Release

The information in Item 7.01 of this report and in Item 9.01 of this report related to Exhibit 99.1, including such exhibit, is being furnished pursuant to Item 7.01 of Regulation S-K. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof and regardless of any incorporation by reference language in any such filing. The Current Report will not be deemed an admission as to the materiality of any information in the Current Report that is required to be disclosed solely by Regulation FD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

(Registrant)

By: Teresa A. Herbert   Date: April 14, 2016

/s/ *Teresa A. Herbert*
Teresa A. Herbert
Senior Vice President and Chief Financial Officer

Exhibit 99.1

INDEPENDENCE HOLDING COMPANY   CONTACT: LOAN NISSER
96 CUMMINGS POINT ROAD   (646) 509-2107
STAMFORD, CT 06902   www.IHCGroup.com
NYSE: IHC

The IHC Group's Carriers Receive "A- (Excellent)" Group Rating from A.M. Best Company and IHC Announces Expansion of Specialty Health Business

Strategy to Grow Specialty Heath and Other Products via a Number of Focused Investments

IHC Specialty Benefits Expands its Technology-Driven Platforms

Stamford, CT April 14, 2016 – Independence Holding Company (NYSE:IHC) today announced that A.M. Best Company has affirmed the financial strength rating of "A- (Excellent)" for each of IHC carriers, Standard Security Life Insurance Company of New York, Madison National Life Insurance Company, Inc. and Independence American Insurance Company after the sale of IHC Risk Solutions and the employer medical stop-loss business produced by it.

Roy T.K. Thung, CEO of Independence Holding Company, commented: "We are pleased that A.M. Best affirmed our "A- (Excellent)" group rating. While stop-loss was our largest line of business, it was also capital intensive and potentially subject to market cycles and regulatory pressures. We are now focused on growing our remaining lines of business: group long term disability and life, statutory disability benefit policies (DBL) in New York, pet, group and individual specialty health (short term medical, dental, vision, supplemental gap and scheduled benefit plans) and non-subscriber occupational accident. We realized a significant capital gain and substantial cash from the sale (the pro forma increase in stockholders' equity is approximately $100 million) and by the end of 2016, after the stop-loss business has run off, we will have significant excess statutory surplus in our insurance companies, which together provides us with a high degree of liquidity. We have set aside portions of our cash to accelerate the growth of our specialty health lines of business and to expand our other lines of business through targeted investments and acquisitions. Our specialty health lines of business, in particular, have significantly higher margins, are less capital intensive and are less prone to swings in underwriting results than stop-loss."

David T. Kettig, President and CEO of IHC Specialty Benefits, stated, "IHC Specialty Benefits is a diverse sales and marketing company with almost $100 million of premiums produced for IHC's carriers, ACA insurers and small group stop loss. We have our own call center and career agents, shopping-cart environments for agents to easily quote multiple insurance products, Health e Deals, an award-winning quoting and enrollment platform, and Aspira A Mas, a recently launched marketing division dedicated to serving under-insured Latino communities. Specialty Benefits recently signed several letters of intent to invest in agencies/technology companies that can drive significant specialty health premiums to IHC paper, and we are actively seeking to make investments in companies that will accelerate the growth of specialty health premiums as well as enhancing our position as a leader in delivering technology-driven platforms for consumers and insurance producers alike."

About The IHC Group

Independence Holding Company (NYSE: IHC) is a holding company that is principally engaged in underwriting, administering and/or distributing group and individual disability, specialty and supplemental health, pet, and life insurance through its subsidiaries since 1980. The IHC Group (including through its 92% ownership of American Independence Corp. (NASDAQ: AMIC)) owns three insurance companies (Standard Security Life Insurance Company of New York, Madison National Life Insurance Company, Inc. and Independence American Insurance Company), a majority of Ebix Health Administration Exchange, Inc., a fully insured third party administrator, and IHC Specialty Benefits, Inc., which is a technology-driven insurance sales and marketing company that creates value for insurance producers, carriers and consumers (both individuals and small businesses) through a suite of proprietary tools and products (including ACA plans and small group medical stop-loss). All products are placed with highly rated carriers.

Forward-looking Statements

Certain statements and information contained in this release may be considered "forward-looking statements," such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which Independence Holding Company (IHC) operates, new federal or state governmental regulation, IHC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in IHC's other news releases and filings with the Securities and Exchange Commission. IHC expressly disclaims any duty to update its forward-looking statements unless required by applicable law.